UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)1

Uxin Limited

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

91818X108**

(CUSIP Number)

David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, DC 20004 (202) 738-5420	Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91818X108	13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abundant Grace Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,351,129,790[2]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,351,129,790
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,129,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3%[3]
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTION BEFORE FILLING OUT

2

Represents 1,351,129,790 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 1,097,332,611 Senior Convertible Preferred Shares issued or issuable to Abundant pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement (each as described in Item 2 below) and upon exercise of the Warrant held by Abundant, which is the sum of (i) 428,571,429 Class A Ordinary Shares that may be acquired upon conversion of 174,774,250 Senior Convertible Preferred Shares held by Abundant reflecting the Anti-dilution Adjustment (as described in item 2 below), (ii) up to 208,272,647 Class A Ordinary Shares that may be acquired upon conversion of up to 208,272,647 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Abundant; and (iii) 714,285,714 Class A Ordinary Shares that may be acquired upon conversion of 714,285,714 Senior Convertible Preferred Shares held by Abundant.

3

The calculation assumes that there is a total of 2,685,958,557 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,334,828,767 Class A Ordinary Shares outstanding (including 5,128,916 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 1,351,129,790 Class A Ordinary Shares that may be acquired upon conversion of 1,097,332,611 Senior Convertible Preferred Shares issued or issuable to Abundant pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement and upon exercise of the Warrant held by Abundant.

CUSIP No. 91818X108	13D	Page 3 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NBNW Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,351,129,790
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,351,129,790

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,129,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3%
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 4 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eve One Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,351,129,790
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,351,129,790

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,129,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 5 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nio Capital II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,454,600,307[4]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,454,600,307

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,454,600,307
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%[5]
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTION BEFORE FILLING OUT

[4]

Represents 1,454,600,307 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 1,158,503,599 Senior Convertible Preferred Shares issued or issuable to Abundant and Glory pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement and upon exercise of the Warrants held by Abundant and Glory, which is the sum of (i) 428,571,429 Class A Ordinary Shares that may be acquired upon conversion of 174,774,250 Senior Convertible Preferred Shares held by Abundant reflecting the Anti-dilution Adjustment, (ii) 71,428,571 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares held by Glory reflecting the Anti-dilution Adjustment; (iii) up to 208,272,647 Class A Ordinary Shares that may be acquired upon conversion of up to 208,272,647 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Abundant, (iv) up to 32,041,946 Class A Ordinary Shares that may be acquired upon conversion of up to 32,041,946 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Glory; and (v) 714,285,714 Class A Ordinary Shares that may be acquired upon conversion of 714,285,714 Senior Convertible Preferred Shares held by Abundant.

[5]

The calculation assumes that there is a total of 2,789,429,074 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,334,828,767 Class A Ordinary Shares outstanding (including 5,128,916 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 1,454,600,307 Class A Ordinary Shares that may be acquired upon conversion of 1,158,503,599 Senior Convertible Preferred Shares issued or issuable to Abundant and Glory pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement and upon exercise of the Warrants held by Abundant and Glory.

CUSIP No. 91818X108	13D	Page 6 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bin Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,454,600,307
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,454,600,307

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,454,600,307
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 7 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abundant Glory Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,470,517[6]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 103,470,517
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,470,517
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%[7]
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTION BEFORE FILLING OUT

[6]

Represents 103,470,517 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 61,170,988 Senior Convertible Preferred Shares issued or issuable to Glory pursuant to the 2021 Subscription Agreement and upon exercise of the Warrant held by Glory, which is the sum of (i) 71,428,571 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares held by Glory reflecting the Anti-dilution Adjustment; and (ii) up to 32,041,946 Class A Ordinary Shares that may be acquired upon conversion of up to 32,041,946 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Glory.

[7]

The calculation assumes that there is a total of 1,438,299,284 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,334,828,767 Class A Ordinary Shares outstanding (including 5,128,916 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 103,470,517 Class A Ordinary Shares that may be acquired upon conversion of 61,170,988 Senior Convertible Preferred Shares issued or issuable to Glory pursuant to the 2021 Subscription Agreement and upon exercise of the Warrant held by Glory.

CUSIP No. 91818X108	13D	Page 8 of 13

Item 1.	Security and Issuer

This Amendment No. 4 to the statement on Schedule 13D (this “Amendment”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 1-3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029, the People’s Republic of China.

This Amendment supplements and amends the statement on Schedule 13D, Schedule 13D Amendment No. 1, Schedule 13D Amendment No. 2 and Schedule 13D Amendment No. 3 filed on July 22, 2021, November 16, 2021, January 26, 2022 and July 7, 2022 respectively (as amended, the “Initial Statements”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statements.

Other than as amended by this Amendment, the disclosures in the Initial Statements are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

Item 2.	Identity and Background

  (a) Name of Person Filing

Item 2(a) of the Initial Statements is hereby amended and restated with the following:

This Schedule 13D is filed by (i) Abundant Grace Investment Limited (“Abundant”); (ii) NBNW Investment Limited (“NBNW Investment”); (iii) Eve One Fund II L.P. (“Eve One”); (iv) Nio Capital II LLC (“Nio Capital”); (v) Mr. Bin Li and (vi) Abundant Glory Investment L.P. (“Glory”). The foregoing entities are collectively referred to as the “Reporting Persons”.

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein include Class A Ordinary Shares that may be acquired upon conversion of Senior Convertible Preferred Shares that (i) were acquired by Abundant and Glory at US$0.3433 per share (equivalent to US$1.03 per ADS) pursuant to a share subscription agreement with the Issuer and another investor affiliated with the Joy Capital investment management group (“Joy Capital”, collectively with Abundant, the “Investors” and each an “Investor”) dated June 14, 2021 (as amended from time to time, the “2021 Subscription Agreement”) or (ii) may be acquired by exercise of the Warrants acquired by Abundant at the First Closing (as defined below) and Glory (by assignment from Abundant at the Second Closing (as defined below)) to purchase the shares at $0.3433 per share. The first closing (the “First Closing”) of the transactions contemplated under the 2021 Subscription Agreement occurred on July 12, 2021 and the first tranche of the second closing (the “Second Closing”) of the transactions contemplated under the 2021 Subscription Agreement occurred on November 15, 2021, and a total of 203,903,292 Senior Convertible Preferred Shares have been issued to Abundant and Glory (by assignment of right from Abundant) in an aggregate amount of US$70,000,000. On July 27, 2022, Abundant assigned to an unaffiliated third party its right to subscribe for 14,564,520 Senior Convertible Preferred Shares in an aggregate amount of US$5,000,000 at an additional tranche of the Second Closing pursuant to the 2021 Subscription Agreement.

CUSIP No. 91818X108	13D	Page 9 of 13

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein also include Class A Ordinary Shares that may be acquired upon conversion of Senior Convertible Preferred Shares that were acquired by Abundant pursuant to a share subscription agreement with the Issuer dated June 30, 2022 to purchase Senior Convertible Preferred Shares at US$0.14 per share (equivalent to US$0.42 per ADS) in an aggregate amount of US$100,000,000 (as amended from time to time, the “2022 Subscription Agreement”). The consummation of the sale and purchase of 714,285,714 Senior Convertible Preferred Shares pursuant to the 2022 Subscription Agreement (the “Closing”) occurred on July 27, 2022. Abundant has paid $71,428.58 to the Issuer in U.S. dollars at the Closing, being the aggregate par value of the subscription shares, and shall pay to the Issuer the remaining purchase price (being the total purchase price minus $71,428.58) in multiple installments no later than June 30, 2023 pursuant to an agreed payment schedule, unless otherwise agreed in writing by Abundant and the Issuer.

Abundant is the holder of record of the Senior Convertible Preferred Shares acquired in the First Closing. Abundant and Glory are the holders of record of the Senior Convertible Preferred Shares acquired in the Second Closing. Abundant is the holder of record of the Senior Convertible Preferred Shares acquired in the Closing of the 2022 Subscription Agreement. NBNW Investment and Eve One comprise the owners of the majority of the voting interest of Abundant. NBNW Investment is a holding company indirectly and wholly owned by a family trust set up by Mr. Li Bin. Nio Capital is the general partner of Eve One and Glory, and Mr. Bin Li is one of the mangers of Nio Capital.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statements is hereby amended and supplemented by adding the following to the end thereof:

The net investment cost of the Senior Convertible Preferred Shares purchased by Abundant pursuant to the 2022 Subscription Agreement is $100,000,000. The funds used or to be used to acquire the Issuer’s securities are from the investment capital contributed or to be contributed to Abundant by NBNW Investment, Eve One and others.

Item 5.	Interest in Securities of the Issuer

Item 5 (a-b) of the Initial Statements is hereby amended and restated with the following:

(a-b) The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of percentage ownership of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act, which requires the assumption that (i) Abundant, but only Abundant, has converted its Senior Convertible Preferred Shares and exercised its Warrant for the purpose of calculation of percentage ownership of Abundant, and that (ii) Glory, but only Glory, has converted its Senior Convertible Preferred Shares and exercised its Warrant for the purpose of calculation of percentage ownership of Glory, and assumes that there is currently a total of 1,334,828,767 Class A Ordinary Shares outstanding (including 5,128,916 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan).

CUSIP No. 91818X108	13D	Page 10 of 13

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes (i) 428,571,429 Class A Ordinary Shares that may be acquired upon conversion of 174,774,250 Senior Convertible Preferred Shares held of record by Abundant and acquired pursuant to the 2021 Subscription Agreement at a conversion price of $0.14 per share reflecting the Anti-dilution Adjustment (as defined below), (ii) 71,428,571 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares held of record by Glory and acquired pursuant to the 2021 Subscription Agreement (by assignment from Abundant the right to purchase such Senior Convertible Preferred Shares) at a conversion price of $0.14 per share reflecting the Anti-dilution Adjustment (as defined below), (iii) up to 240,314,593 Class A Ordinary Shares that may be acquired upon conversion of up to 240,314,593 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrants to purchase the shares at $0.3433 per share, including (x) 208,272,647 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant that was acquired by Abundant pursuant to the 2021 Subscription Agreement, and (y) 32,041,946 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant that was acquired by Glory from Abundant by assignment; and (iv) 714,285,714 Class A Ordinary Shares that may be acquired upon conversion of 714,285,714 Senior Convertible Preferred Shares held of record and acquired by Abundant at $0.14 per share pursuant to the 2022 Subscription Agreement. The transaction under the 2022 Subscription Agreement constitutes a Dilutive Issuance under the Amended and Restated Certificate of Designation of the Issuer dated July 27, 2022 (the “Certificate of Designation”) in view of the lower issuance price of the Senior Convertible Preferred Shares than that of the Senior Convertible Preferred Shares issued pursuant to the 2021 Subscription Agreement, and therefore, the conversion price of each Senior Convertible Preferred Share outstanding immediately prior to the Closing of the 2022 Subscription Agreement held by Abundant, Glory and any other investors (including all the Senior Convertible Preferred Shares issued to Abundant, Glory and any other investors pursuant to the 2021 Subscription Agreement) was reduced and adjusted to US$0.14 with effect from July 27, 2022 by operation of and in accordance with the Certificate of Designation (the “Anti-dilution Adjustment”).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statements is hereby amended and supplemented by adding the paragraph under the heading “2021 Subscription Agreement/Assignment” below to the end under the heading “2021 Subscription Agreement/Second Closing” and by adding the paragraphs under the heading “2022 Voting Agreement”, “Registration Rights Agreement” and “Amended and Restated Investors’ Rights Agreement” below to the end:

2021 Subscription Agreement/Assignment

CUSIP No. 91818X108	13D	Page 11 of 13

On July 27, 2022, Abundant assigned to an unaffiliated third party its right to subscribe for 14,564,520 Senior Convertible Preferred Shares for a total price of $5,000,000 at $0.3433 per share pursuant to the 2021 Subscription Agreement. The Issuer consented to such assignment, and the consummation of the sale and purchase of 14,564,520 Senior Convertible Preferred Shares by the Issuer to such third party occurred on July 27, 2022.

2022 Voting Agreement

On July 27, 2022, the Issuer, Abundant, Glory (collectively with Abundant, “NIO Capital”) and certain other parties entered into a Voting Agreement (the “Voting Agreement”) pursuant to which the Board shall consist of six directors or such other number of directors as approved by the Board (including the affirmative consent of the directors nominated by NIO Capital and Joy Capital), among which, subject to certain limitations set forth in the Voting Agreement, NIO Capital shall be entitled to nominate one director, NIO Capital and Joy Capital shall be collectively entitled to nominate two independent directors and Mr. Kun Dai or the Board shall be entitled to appoint the third independent director. Each party to the Voting Agreement (other than the Issuer) has agreed that they shall vote the equity securities of the Issuer held by them at any general meeting of shareholders and take all other necessary actions, and cause their nominated directors to vote at any meeting of the Board and take all other necessary actions, in each case, in order to ensure the board composition set forth above.

In addition, subject to certain exceptions, neither Mr. Kun Dai nor Xin Gao Group Limited (“Xin Gao”) may, on or before June 30, 2025, transfer, or publicly announce an intention to transfer, any equity securities in the Issuer held by Mr. Kun Dai, Xin Gao or their respective permitted transferees as of the date thereof, without the prior written consent of NIO Capital and Joy Capital.

Because of the arrangements in the Voting Agreement, the parties to that agreement (excluding the Issuer) may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of any shares of the Issuer beneficially owned by any other person, and the Schedule 13D shall not be construed as acknowledging that the Reporting Persons for any or all purposes, beneficially own any shares of the Issuer beneficially owned by any other person. The aggregate beneficial ownership of the Reporting persons and the Joy Capital is 2,230,629,186 Class A Ordinary Shares. Joy Capital has separately reported its beneficial ownership on a Schedule 13D filed on August 2, 2022.

Registration Rights Agreement

Simultaneously with the Closing, the Issuer and Abundant entered into a Registration Rights Agreement dated July 27, 2022 with respect to the Class A Ordinary Shares and ADSs issuable to Abundant upon conversion of the Senior Convertible Preferred Shares. The Registration Rights Agreement grants Abundant customary shelf and piggyback registration rights.

CUSIP No. 91818X108	13D	Page 12 of 13

Amended and Restated Investors’ Rights Agreement

Simultaneously with the Closing, the Issuer, Abundant, Glory and certain other parties thereof entered into an Amended and Restated Investors’ Rights Agreement dated July 27, 2022. Pursuant to the Amended and Restated Investors’ Rights Agreement, the Issuer granted NIO Capital certain information rights, the right of first offer over future issuances of securities, and a right of first refusal and co-sale right with respect to transfer of shares by Mr. Kun Dai and/or Xin Gao.

Item 7.	Material to Be Filed as Exhibits

1	Amended and Restated Investors’ Rights Agreement

2	Registration Rights Agreement

3	Voting Agreement

CUSIP No. 91818X108	13D	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2022

NBNW Investment Limited

By:	/s/ Bin Li
Bin Li, Director

Eve One Fund II L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

NIO CAPITAL II LLC

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Bin Li

By:	/s/ Bin Li

Abundant Grace Investment Limited

By:	/s/ Wei Mao
Wei Mao, Director

Abundant Glory Investment L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)